April 6, 2018

FILED VIA SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers (Québec)
Financial and Consumer Services Commission (New Brunswick)
Nova Scotia Securities Commission
The Office of the Superintendent of Securities (Prince Edward Island)
Office of the Superintendent of Securities (Newfoundland & Labrador)

Dear Sirs/Mesdames:

Re:	Endeavour Silver Corp. (the “Company”)
SEDAR Project No. 02574924

The Company is filing today three amended National Instrument 43-101 independent technical reports (collectively the “Amended Technical Reports”) relating to three respective technical reports filed March 8, 2017 (collectively the “Original Technical Reports”) on its Guanacevi, Bolanitos and El Cubo properties located in Mexico. The amendments were made to address and clarify specific independent Qualified Persons’ (“QPs”) responsibilities for various portions of the Amended Technical Reports and QP certificates and to delete certain disclaimers or statements of reliance in section 2.3 of each of the Original Technical Reports.

The conclusions and recommendations in the Amended Technical Reports are the same and remain unchanged from those contained in the Original Technical Reports.

Yours truly,

ENDEAVOUR SILVER CORP.

Per:

“Daniel Dickson”

Daniel Dickson
Chief Financial Officer

Encl.

PO Box 10328	Endeavour Silver Corp	Tel: 604-685-9775
1130-609 Granville St	www.edrsilver.com	TF:877 685 9775
Vancouver, BC. V7Y1G5
Canada